UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 11, 2018

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida	34994
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On June 11, 2018, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast” or the “Company”), and Seacoast’s wholly-owned subsidiary, Seacoast National Bank, a national banking association (“SNB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Green Bancorp, Inc., a Florida corporation (“First Green”) and First Green’s wholly-owned subsidiary, First Green Bank, a Florida chartered commercial bank. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Seacoast will acquire First Green pursuant to the merger of First Green with and into Seacoast (the “Merger”) and the merger of First Green Bank with and into SNB (the “Bank Merger”), with Seacoast surviving the Merger as the surviving corporation and with SNB surviving the Bank Merger as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the Board of Directors of Seacoast and First Green, upon completion of the Merger, each outstanding share of First Green common stock will be converted into the right to receive 0.7324 (the “Exchange Ratio”) of a share of Seacoast common stock, subject to the payment of cash in lieu of fractional shares (the “Merger Consideration”).

Prior to the effective time of the Merger, First Green will take all actions necessary to cause each outstanding First Green stock option to be fully vested and immediately cancelled and converted into the right to receive an amount in cash equal to (i) the total number of shares of First Green common stock subject to such stock option multiplied by (ii) the excess, if any, of (A) $23.00 over (B) the per shares exercise price for the applicable option, less applicable taxes required to be withheld with respect to such payment. Each outstanding share of Seacoast common stock will remain outstanding and be unaffected by the Merger.

The Merger Agreement contains customary representations and warranties from both Seacoast and First Green and each have agreed to customary covenants, including, among others, covenants on the part of First Green relating to: (1) the conduct of First Green’s businesses during the interim period between the execution of the Merger Agreement and the completion of the Merger, (2) First Green’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement, and (3) subject to certain exceptions, the recommendation by the Board of Directors of First Green in favor of the approval by its shareholders of the Merger Agreement and the transactions contemplated thereby (including the Merger). First Green has also agreed not to, and to cause its subsidiaries and each of their respective representatives not to, (1) initiate, solicit, induce or knowingly encourage inquiries, offers or proposals relating to any alternative acquisition proposal or (2) subject to certain exceptions, participate in any discussions, communications or negotiations or enter into any agreement, agreement in principle or letter of intent concerning, or provide any information or data about First Green or its subsidiaries in connection with, any alternative acquisition proposal.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) adoption of the Merger Agreement by First Green’s shareholders, (2) receipt of required regulatory approvals without the imposition of any term, condition or restriction upon Seacoast or Seacoast’s subsidiaries that is a burdensome condition, (3) the absence of any judgment, order, injunction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, (4) the effectiveness of the registration statement for the Seacoast common stock to be issued in the Merger, (5) receipt by Seacoast of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended, (6) the approval for listing of the Seacoast common stock to be issued in the Merger on NASDAQ and (7) the execution and delivery of the plan of bank merger.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) since the date of the Merger Agreement, no change or event which would result in a party being subject to a material adverse effect and no condition or event has occurred that could reasonably be expected to have or result in a party being subject to a material adverse effect.

In addition, Seacoast’s obligation to complete the Merger is subject to the satisfaction of certain conditions by First Green, including (1) the Board of Directors of First Green shall not have withheld, withdrawn or modified its recommendation to its shareholders to approve the Merger Agreement and the transactions contemplated thereby and shall not have approved any alternative acquisition proposal, (2) the receipt of all material consents, approvals and waivers required as a result of the Merger pursuant to certain contracts, (3) the holders of no more than 5% of First Green common stock shall have exercised their dissenters’ rights, (4) First Green’s consolidated tangible shareholders’ equity must be not less than $74.255 million (less certain after-tax permitted expenses) and First Green Bank’s general allowance for loan and lease losses must not be less than $6.6 million in the aggregate, (5) Seacoast’s receipt of executed claims letters and restrictive covenant agreements by certain officers and/or directors of First Green and First Green Bank and (6) First Green shall have terminated all of its medical marijuana business and shall have sold or disposed of any and all assets and liabilities related to the medical marijuana business.

The Merger Agreement contains termination rights for Seacoast and First Green, as the case may be, applicable upon: (1) mutual consent, (2) a breach or material breach of a representation or warranty by the other party that is not cured within the earlier of 30 days’ notice of such breach or January 29, 2019 or which breach cannot be cured prior to the closing, (3) a material breach of a covenant by the other party that is not cured within the earlier of 30 days’ notice of such breach or January 29, 2019 or which breach cannot be cured prior to the closing, (4) final, non-appealable denial of required regulatory approvals, (5) First Green’s shareholders failure to approve the Merger Agreement by the required vote at the First Green shareholders’ meeting or (6) failure to complete the Merger by January 31, 2019.

Seacoast may terminate the Merger Agreement upon: (1) First Green’s withdrawal, qualification or modification of its shareholder recommendation to approve the Merger Agreement, or (2) First Green’s failure to substantially comply with its “no-shop” obligations under the Merger Agreement or its obligation to call, give notice of, convene and hold its shareholders meetings.

First Green may terminate the Merger Agreement upon its Board of Directors’ receipt and acceptance of superior acquisition proposal. First Green may also terminate the Merger Agreement if (A) (i) the average closing price of Seacoast’s common stock for the ten trading days ending on the trading day immediately preceding the later of (x) the date on which the last required regulatory approval is obtained or (y) the date on which First Green shareholder approval is obtained, (ii) divided by $31.40, is less than 85%, (B) Seacoast’s common stock underperforms a peer-group index (the NASDAQ Bank Index) by more than 15% and (C) Seacoast does not elect to increase the Merger Consideration by a formula-based amount.

In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, First Green may be required to pay Seacoast a termination fee of $5,300,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and shareholders with information regarding its terms. It is not intended to provide any other financial information about Seacoast, First Green, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Seacoast, First Green or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Seacoast.

Additional Information

Seacoast and First Green will file a proxy statement/prospectus and other relevant documents concerning the Merger with the United States Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

The directors, executive officers, and certain other members of management and employees of First Green are participants in the solicitation of proxies in favor of the Merger from the First Green shareholders.

Important Information for Investors and Shareholders

Seacoast will file with the SEC a registration statement on Form S-4 containing a proxy statement of First Green and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of First Green. Investors and shareholders of Seacoast and First Green are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and shareholders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

First Green, its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of First Green in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Seacoast and First Green, including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Seacoast’s most recent Form 10-K report, Form 10-Q report and Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or First Green.

Item 9.01.	Financial Statements and Exhibits.

(c)     Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as June 11, 2018, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, First Green Bancorp, Inc. and First Green Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Charles M. Shaffer
Charles M. Shaffer
Chief Financial Officer

Date: June 15, 2018